October 22, 2007
Board of Directors
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, NJ 08540
Gentlemen:
Effective immediately, please accept my resignation as chairman and director of the Board of Directors of PharmaNet Development Group, Inc. (the “Company”) as well as my positions on the committee’s of the Board of Directors of the Company. My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.

Very truly yours,
/s/ Jack Levine
Jack Levine, C.P.A